Exhibit 99.2

Sify Technologies Limited

Regd. Office: Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai

Taramani, Chennai 600 113

PROXY FORM

Annual General Meeting 2012

DP ID:	Client ID:

Folio No:	No. of shares:

I / We                                                  of                          in the district of                         being a member / members of the above named Company, hereby appoint Mr / Ms.                                                  in the district of                      or failing him / her                                                   in the district of                          as my / our Proxy to attend and vote for me / us on my / our behalf at the Sixteenth Annual General Meeting of the Company to be held at the Registered Office at Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India, on Thursday, September 27, 2012 at 11.00 A.M. and at any adjournment thereof.

Signed this                     day of                                         2012.

Address:

Signature:

Note:

The proxy form duly completed and signed must be deposited at the Registered Office at Tidel Park, 2nd Floor, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India, not less than 48 hours before the time for holding the meeting. A proxy need not be a member.

Sify Technologies Limited

Regd. Office: Tidel Park, 2nd Floor, 4, Rajiv Gandhi Salai,

Taramani, Chennai 600 113

ATTENDANCE SLIP

Full Name of the Shareholder (in block letters)	Signature

Folio No.		No. of shares:

DP ID.		Client ID.

Full Name of the Proxy (in block letters)	Signature

Note:	Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.